SNIPP INTERACTIVE INC.

SNIPP SECURES SIX-FIGURE CONTRACT FOR A NEW APPLICATION OF ITS

EXPERTISE IN PROMOTIONS MARKETING AND PROVIDES UPDATE ON FINANCING

June 22, 2017

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC – Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX Venture: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has signed a six-figure multi-year contract (the “Contract”) with one of the top 3 American music entertainment companies (the “Customer”) to extend and make significant upgrades to a previously customized and deployed SAAS based platform that runs promotions for the Customer. Snipp initially had inherited this platform via its acquisition of Hip Digital in 2015. In addition to licensing the platform and providing ongoing support services, Snipp also provides Brands that work with Snipp, access to Customer’s extensive catalogue of content. The execution of this Contract is intended to further deepen and enhance this relationship.

As part of the Contract, the Company also entered into a 12-month extension of its music licenses from the Customer. Consequently, the Customers’ extensive music repertoire will continue to be available on the SnippRewards platform as incentives for brands to offer to their consumers.

Atul Sabharwal, CEO of Snipp, said, “We are very pleased to expand our relationship with this Customer whose extensive music collection is extremely appealing to brands looking for highly relevant and instantly gratifying digital rewards. This deal enables us to continue to offer brands a wide selection of rewards and turnkey solutions from Snipp. In addition, this enhanced relationship demonstrates that our platforms can be customized and deployed in new and unique ways to serve large enterprise clients who want to have a higher degree of control on their marketing initiatives and opens up a whole new market for Snipp to deploy its expertise and solutions.”

The Company would also like to provide an update on its previously announced non-brokered private placement (the “Financing”) as per previous press releases dated May 5, 2017 and May 19, 2017. The Company is finalizing its second tranche (the “Second Tranche”) of the Financing and is expecting to close it shortly.

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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